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SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH., D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Waterford Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 S. Highland Avenue, Suite #2
(No. and Street)

Clearwater (City) **Florida** (State) **33756** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frank Wainscott (727)-441-1616
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alessandri & Alessandri, P.A.
(Name – *if individual, state last, first, middle name*)

5121 Ehrlich Road, Suite 107-B (Address) **Tampa** (City) **Florida** (State) **33624** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Frank Wainscott**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Waterford Investor Services, Inc.**, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

VALERIE RENE COOK
MY COMMISSION # DD 307910
EXPIRES: April 7, 2008
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERFORD INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS
December 31, 2004

A | ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Waterford Investor Services, Inc.

We have audited the accompanying statement of financial condition of Waterford Investor Services, Inc., as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterford Investor Services, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alessandri & Alessandri, P.A.

February 23, 2005

ACCOUNTANTS & CONSULTANTS
5121 EHRLICH ROAD · SUITE 107 - B · TAMPA, FLORIDA 33624
(813) 969-1995 · FAX (813) 960-2740
Member: American Institute of Certified Public Accountants /Division of CPA Firms • Member Florida Institute of Certified Public Accountants

ALESSANDRI & ALESSANDRI, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Waterford Investor Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Waterford Investor Services, Inc., (the "Company"), for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. During our audit, nothing came to our attention which indicated that, as of the examination date, the Company was not complying with the conditions of the exemption. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has a responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures

referred to above errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Alessandri & Alessandri, P.A.

February 23, 2005

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	23,785
Commissions Receivable		8,052
Total Current Assets		31,837
OTHER ASSETS		
Clearing Deposit		15,007
Other Receivable		7,120
Restricted Private Placement Stock Inventory		3,300
Deferred Income Tax Asset		26,973
Total Other Assets		52,400
TOTAL	$	84,237

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts & Commissions Payable	$	6,301
Accrued Expenses		3,700
Total Liabilities		10,001
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value; 1,000,000 shares authorized; 643,816 shares issued and outstanding		35,670
Retained Earnings		38,566
Total Stockholders' Equity		74,236
TOTAL	$	84,237

See Notes to Financial Statements.

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES			
Commissions		$	602,881
Investment Advisory Fees			342
			603,223
OPERATING EXPENSES:			
Salaries, Wages, Payroll Taxes, and Commissions	501,435		
Professional Fees	14,131		
Marketing	501		
Clearing Costs	17,797		
Licenses	16,633		
Rent	6,898		
Insurance	29,213		
Telephone	5,507		
Other	17,415		609,530
INCOME FROM OPERATIONS			(6,307)
OTHER INCOME			
Interest Income			2,140
Miscellaneous Income			495
			2,635
INCOME (LOSS) BEFORE INCOME TAXES			(3,672)
PROVISION (BENEFIT) FOR INCOME TAXES			(23,556)
NET INCOME (LOSS)		$	19,884

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock						
	Shares		$		Paid In Capital		Retained Earnings (Loss)
Balance, December 31, 2003	643,816	$	35,670	$	-	$	18,682
Return of Capital			-		-		
Net Income/Loss							19,884
Balance, December 31, 2004	643,816	$	35,670	$	-	$	38,566

See Notes to Financial Statements.

A

WATERFORD INVESTOR SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net Income (Loss) From Operations:	$	19,884
Changes in Assets and Liabilities:		
Receivables, restricted asset & other assets		(4,250)
Deferred income tax asset		(23,556)
Current Liabilities		2,705
Net Cash From (To) Operating Activities		(5,217)
CASH FLOWS FROM (TO) INVESTING ACTIVITIES:		
Net Cash From (To) Investing Activities		0
CASH FLOWS FROM (TO) FINANCING ACTIVITIES:		
Return of Capital		0
Net Cash From (To) Financing Activities		0
Increase (Decrease) in Cash		(5,217)
Cash Balance, December 31, 2003		29,002
Cash Balance, December 31, 2004	$	23,785
Supplement Cash Flow Information:		
Interest income earned	$	1,770

See Notes to Financial Statements.

WATERFORD INVESTOR SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL:		
STOCKHOLDERS' EQUITY, December 31, 2004	$	74,236
DEDUCT NON-ALLOWABLE ASSETS:		
Deferred income taxes		(26,973)
Non-Allowable Receivables & Stock Inventory		(12,237)
NET CAPITAL	$	35,026
AGGREGATE INDEBTEDNESS	$	10,001
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	30,026
Ratio: Aggregate Indebtedness to Net Capital		0.29 to 1

See Notes to Financial Statements.